CITIZENS BANCORP
          14401 Sweitzer Lane
          Laurel, MD 20707

          December 24, 1996

To:       Peggy Fisher, Assistant Director
          Division of Corporation Finance
          Securities and Exchange Commission
          Washington, D.C.  20549

From:     Alfred H. Smith, Jr.

Re:       Citizens Bancorp
          Schedule 13D Filed November 12, 1996
          File No. 5-34134

     Responding to your letter dated December 3, 1996, following is the electronic transmission of copy of paper form Schedule 13G filed November 12, 1996, reporting a decrease in the number of shares of Citizens Bancorp stock reported on behalf of Alfred H. Smith, Jr.

             [CITIZENS BANCORP- IRS I.D.# 52-1239452]
           [Alfred H. Smith, Jr.- IRS SS# ###-##-####]


                  ******************************



                                                    [Page 1 of 3]

                           SCHEDULE 13G

                         CITIZENS BANCORP

                           Common Stock

                     CUSIP Number 173160-10-2







CUSIP No. 173160-10-2          13G                  [Page 2 of 3]


1.   NAME OF REPORTING PERSON Alfred H. Smith, Jr.
                              SS####-##-####



4.   CITIZENSHIP                   United States of America



5.   SOLE VOTING POWER        626,405


6. SHARED VOTING POWER 100,877 (Includes 70,004 in a partnership, and 30,873 shares joint with spouse.)

7.   SOLE DISPOSITIVE POWER   626,405


8.   SHARED DISPOSITIVE POWER 100,877


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

               727,282

10.  AGGREGATE AMOUNT IN ROW (9) EXCLUDES THE FOLLOWING SHARES:

          Excludes 2,831 shares on which reporting person's spouse has sole voting and dispositive power, and 441 shares on which spouse has shared voting and dispositive power with her mother.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               4.806%

12.  TYPE OF REPORTING PERSON           IN





CUSIP No. 173160-10-2                                         [Page 3 of 3]
                                                                  Exhibit A

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

Item 1(a)      Name of Issuer:  CITIZENS BANCORP
Item 1(b)      Address of issuer's principal executive offices:
                           14401 Sweitzer Lane
                           Laurel, MD 20707

Item 2(a)      Name of person filing:             ALFRED H. SMITH, JR.
Item 2(b)      Address of principal business office:
                       c/o A. H. Smith Associates
                           5450 Branchville Road
                           Branchville, MD 20740

Item 2(c)      Citizenship:                       United States of America

Item 2(d)      Title of class of securities:           Common Stock
Item 2(e)      CUSIP Number:                 173160-10-2

Item 3         Not applicable

Item 4(a)      Amount beneficially owned:    727,282*
Item 4(b)      Percent of class:             4.806%
               (*727,282 shares excludes 2,831 shares on which
                reporting person's spouse has sole voting power and 441 shares, shared voting power.)

Item 4(c)      Number of shares as to which reporting person has:
               (i)  Sole power to vote or to direct vote:         626,405
               (ii) Shared power to vote or to direct the vote:   100,877
               (iii)Sole power to dispose or to direct the disposition of:
                    626,405
               (iv) Shared power to dispose or to direct the disposition of:
                    100,877

Item 5         Not applicable
Item 6         Not applicable
Item 7         Not applicable
Item 8         Not applicable
Item 9         Not applicable
Item 10        Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, as of October 31, 1996.


Dated:  (11/8/96)                          Signed: /s/ Alfred H. Smith, Jr.

\AHSMITH\SEC13G.N96